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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2005


                             AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F        Form 40-F    X
                               ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                          Yes       No   X
                              -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----


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                                 DOCUMENTS INDEX

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DOCUMENTS       DESCRIPTION
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
1.              Press release dated April 21, 2005 - AEterna Zentaris Expands Therapeutic
                Approaches in Oncology to Immunotherapeutic Vaccination
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                                                         [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com


                                                           PRESS RELEASE
                                                           For immediate release

AETERNA ZENTARIS EXPANDS THERAPEUTIC APPROACHES IN ONCOLOGY TO IMMUNOTHERAPEUTIC VACCINATION


QUEBEC CITY, CANADA, APRIL 21, 2005 - AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS) today announced that it has established a new research collaboration with Wurzburg/Germany-based Julius-Maximilians-University on the development of tumor vaccines based on attenuated bacterial carriers. AEterna Zentaris also acquired patent rights from the university and the inventors covering several aspects of both immunotherapeutic approaches against cancer as well as bacterial tumor targeting. The first expected targets for this research project would be the development of vaccines against prostate cancer and melanoma.

This vaccine approach exploits the ability of bacteria to induce potent immune responses and to direct this response against malignancies. The immunogenicity of the vaccine is further enhanced by the capacity of bacteria to colonize tumor tissues. This property will be used to transport substances, e.g. proteins, into the tumor tissue, which are capable of converting non-toxic pro drugs into active drugs. The preclinical proof of principle has already been shown in a transgenic animal model and is backed by several patent applications now transferred to AEterna Zentaris.

The use of bacterial carriers for therapeutic vaccination against tumors and the concept of bacterial tumor targeting will be further developed with the Julius-Maximilians-University including the highly recognized researchers Prof. Dr. Ulf R. Rapp and Prof. Dr. Werner Goebel. Prof. Rapp, Director of the Institute of Medical Radiology and Cell Research at the Julius-Maximilians-University, is a known expert in the field of cell and tumor biology. He is the discoverer of the Raf protein which is one of the key factors in cancer development. Prof. Goebel, a pioneer in the field of vaccines based on recombinant bacteria, is Head of the Department of Microbiology. He has published several groundbreaking works in the field of bacterial virulence factors.

"Using recombinant bacteria as Trojan horses against malignancies is a very attractive approach for future cancer therapy. The collaboration with AEterna Zentaris will allow us to further push ahead in that promising area of research", said Prof. Rapp.



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                                                         [AETERNA ZENTARIS LOGO]

"Combining the expertise of high calibre researchers as Prof. Rapp and Prof. Goebel, their teams and our existing in-house resources, provides AEterna Zentaris with a unique strength in the area of bacterial tumor therapy", said Prof. Jurgen Engel, Executive Vice President Global R&D and Chief Operating Officer at AEterna Zentaris. "The expected close collaboration is yet another proof of our ability to attract university laboratories and their leading scientists who are recognized as being at the very forefront of their respective research area", he added.

Gilles Gagnon, President and Chief Executive Officer at AEterna Zentaris stated:
"Expanding our existing technology platform in oncology beyond small molecules and cytotoxic conjugates to also cover cancer vaccination, paves the way for AEterna Zentaris to become a leading biopharmaceutical company in the fight against cancer. It is our strategic goal to secure a constant flow of innovative projects in this core area of competence for our Company."

ABOUT IMMUNOTHERAPY

Immunotherapy is a treatment based upon the concept of triggering the body's own natural defence mechanisms to fight off the disease, usually by stimulating the immune system either locally or systemically. Oncology represents one of the most actively researched areas of immunotherapy and offers the promise of new therapies based upon the idea of stimulating the patient's immune system to attack the malignant tumor cells that are responsible for the disease.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and commercialization. The Company's broad 20 product pipeline leverages five different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R). Cetrorelix is also in late-stage clinical development for endometriosis and benign prostate hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.

AEterna Zentaris owns 50.7% of Atrium Biotechnologies Inc. (ATB.sv), a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its Web site www.aeternazentaris.com.
             -----------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic


                                       2


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                                                         [AETERNA ZENTARIS LOGO]

conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS:

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------

INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com
-------------------------------------

EUROPE
Matthias Seeber
+49-6942602-3425
matthias.seeber@zentaris.com
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                                       3

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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         AETERNA ZENTARIS INC.


Date:  April 21, 2005                     By:  /s/ Mario Paradis
---------------------                          ---------------------------------
                                               Mario Paradis
                                               Senior Finance Director and
                                               Corporate Secretary